IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                   IN AND FOR NEW CASTLE COUNTY



IN RE LIN BROADCASTING CORPORATION )   Consolidated
SHAREHOLDERS LITIGATION            )   C.A. No. 14039



          NOTICE OF PENDENCY OF CLASS ACTIONS, CLASS
          ACTION DETERMINATION, PROPOSED SETTLEMENT
          OF CLASS ACTIONS, SETTLEMENT HEARING, AND
          RIGHT TO APPEAR


To:       All Record Holders And Beneficial Owners Of Common
          Stock Of LIN Broadcasting Corporation ("LIN"), at any time on or after January 1, 1995 And Their Successors
          In Interest, Immediate Or Remote.

          All Record Holders Are Requested By The Court To
          Forward This Notice To Their Beneficial Owners.



          This Notice is given pursuant to Rule 23 of the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") and an Order of the Court (the "Hearing Order") entered in the above-captioned action to inform you of the pendency of the above-captioned lawsuit (the "Delaware Action"), to advise you of a proposed Settlement of the Delaware Action and of your rights, among other things, to participate in the hearing on, or to object to, the proposed Settlement and to give you notice of a hearing to be held by the Court of Chancery of the State of Delaware in and for New Castle County, Daniel L. Herrman Courthouse, 11th and King Streets, Wilmington, Delaware on September 15, 1995, at 2:30 p.m., to determine whether the proposed Settlement should be approved as fair, reasonable, and adequate and to consider the application by plaintiffs' counsel for attorneys' fees and costs.

          PLEASE BE ADVISED that a number of related actions (the "New York State Court Actions") have been filed in the New York Supreme Court (the "New York Court") by counsel who are also participating in the Delaware Action. The parties to the Settlement are in the process of asking the New York Court to dismiss the New York State Court Actions without prejudice and without costs. It is anticipated that no notice to any class of LIN shareholders will be required or given in connection with procuring the dismissal of the New York State Court Actions. ACCORDINGLY, ANY PARTY OBJECTING TO THE DISMISSAL OR COMPROMISE OF THE CLAIMS ASSERTED IN THE NEW YORK STATE COURT ACTIONS SHOULD APPEAR AND OBJECT TO THE APPROVAL OF THIS SETTLEMENT IN ACCORDANCE WITH THE PROCEDURES DESCRIBED MORE FULLY BELOW UNDER THE CAPTION "RIGHT TO APPEAR."

                    NOTICE TO PERSONS HOLDING
               RECORD OWNERSHIP ON BEHALF OF OTHERS


          If you are or were a record (but not a beneficial) owner of common stock of LIN Broadcasting Corporation ("LIN"), you should within five days of the receipt of this Notice, either
(a) forward this Notice to each such beneficial owner who is a member of the Settlement Class defined below or (b) mail a list of the names and addresses of each such beneficial owner to LIN Broadcasting Corporation, 5295 Carillon Point, Kirkland, Washington 98033, Attention: Investor Relations, with a request that copies of the Notice be mailed to such beneficial owners.
If you are a nominee holder and wish additional copies of this Notice, additional copies of this Notice will be made available to you for this purpose upon request directed to the foregoing address or by telephoning 206-828-1350. Nominee holders will be reimbursed their reasonable costs and expenses incurred in complying with the foregoing directives of this paragraph.


                     NO OPINION EXPRESSED BY
                    THE COURT AS TO THE MERITS

          This Notice is not an expression by the Court as to the merits of any claims or defenses asserted by the parties in the Delaware Action.


            BACKGROUND AND DESCRIPTION OF THE ACTIONS

          The following is a summary of certain of the facts and procedural history underlying the instant litigation and the Settlement.

          In April 1988, McCaw Cellular Communications, Inc. ("McCaw"), which is principally engaged in the business of providing cellular communication services, and certain of its affiliates filed a Statement on Schedule 13D with the Securities and Exchange Commission reporting their aggregate beneficial ownership of 2,820,400 Common Shares of LIN. LIN is engaged primarily in the business of providing cellular voice telephone and data services. Over the course of the next 14 months, McCaw and its affiliates increased their ownership to 5,089,500 Common Shares.

          On June 8, 1989, McCaw commenced a tender offer (the "McCaw Offer") pursuant to which it offered to purchase for cash all of the LIN Common Shares it did not then own for $120 per LIN Common Share. On July 28, 1989, McCaw revised the price at which it was offering to purchase LIN Common Shares to $110 per LIN Common Share.

          On September 11, 1989, LIN entered into a merger agreement with BellSouth Corporation, pursuant to which the cellular operations of LIN and BellSouth would be combined into LIN, with BellSouth holding a 50% equity interest in LIN, the stockholders of LIN would receive a cash payment of $20 per LIN Common Share and LIN's television operations would be spun off to LIN's stockholders.

          On October 10, 1989, McCaw revised the McCaw Offer to offer to purchase 22 million LIN Common Shares for cash for $125 per LIN Common Share, which would have provided McCaw with a majority of LIN's voting stock. In addition, McCaw indicated its intention to enter into a mutually satisfactory private market value guarantee agreement as promptly as practicable following consummation of its offer.

          On November 20, 1989, in response to further negotiations between LIN and BellSouth, McCaw again revised the McCaw Offer by offering to purchase 22.5 million LIN Common Shares for cash for $150 per LIN Common Share; to enter into a private market value guarantee agreement; and to cause LIN, following successful completion of the McCaw Offer, to purchase and distribute to LIN's stockholders, other than McCaw and its affiliates, shares of Class A Common Stock of McCaw with an aggregate market value of $425 million.

          After further discussions, the final version of the McCaw Offer ensued. McCaw agreed to a restructured transaction that reduced the number of LIN Common Shares that it would offer to purchase to 21.9 million, increased the purchase price to $154.11 per LIN Common Share, dropped certain conditions to its tender offer, and made certain changes to the proposed private market value guarantee that resulted in its final form (in final form, the "PMVG"), subject to the LIN Board of Directors publicly announcing its recommendation that LIN's stockholders accept the revised McCaw Offer. The LIN Board, following discussion and based on advice from LIN's investment advisors and legal counsel, by unanimous vote withdrew its earlier recommendation of the transactions contemplated by the BellSouth merger agreement and recommended that LIN's stockholders accept the McCaw Offer once the conditions to that offer were satisfied.

          Thereafter, LIN requested that BellSouth terminate the BellSouth merger agreement. McCaw subsequently entered into a settlement agreement with BellSouth pursuant to which the BellSouth merger agreement was terminated, and McCaw paid $66.5 million to BellSouth in respect of certain termination fees and expenses contemplated by the BellSouth merger agreement.

          On December 11, 1989, LIN and McCaw entered into an agreement pursuant to which McCaw undertook to proceed with the McCaw Offer on the terms described above and established other terms, including the execution by McCaw and LIN, on the same day, of the PMVG. The PMVG had been negotiated at arm's length by McCaw and LIN prior to McCaw's acquisition of control of LIN and was approved by the LIN Board prior to the time that any of the members of the LIN Board were designated by or otherwise affiliated with McCaw. On March 5, 1990, McCaw acquired 21.9 million LIN Common Shares pursuant to the McCaw Offer, bringing McCaw's aggregate ownership to 26,989,500 LIN Common Shares, or approximately 52% of the outstanding LIN Common Shares. McCaw has not increased its beneficial ownership of LIN Common Shares since completion of the McCaw Offer.

          McCaw and LIN thus entered into the PMVG on December 11, 1989 as part of the agreement under which McCaw and LIN agreed to McCaw's acquisition of control of LIN. The PMVG provided, inter alia, that for as long as McCaw and its affiliates or any member of a "group," as such term is used for purpose of Schedule 13D under the Exchange Act (collectively "Group Members") beneficially own in the aggregate at least 25% of the outstanding LIN Common Shares on a fully diluted basis, or McCaw's designees constitute a majority of the LIN Board, and any LIN Common Shares are held by other persons, the following provisions, among others, will apply:

          i. Three members of the LIN Board will be independent directors as determined under the New York Stock Exchange Rules (the "LIN Independent Directors"). The current LIN Independent Directors are persons who served on LIN's Board prior to the completion by McCaw of the McCaw Offer.

          ii. On or about January 1, 1995, the LIN Independent Directors would designate an investment banking firm of recognized national standing, and McCaw would designate an investment banking firm of recognized national standing, in each case to determine the private market value per LIN Common Share pursuant to the terms of the PMVG.

          On December 4, 1990, a number of LIN shareholders brought an action in the United States District Court for the Southern District of New York (the "Federal Court") against LIN, McCaw and the directors of LIN, individually and derivatively on behalf of LIN, alleging, inter alia, that certain of the actions of the LIN board that related to the acquisition of LIN by McCaw were unlawful (the "LIN Action"). On June 6, 1992, the LIN Action was settled upon notice to a class of LIN shareholders (the "LIN Class") consisting of holders of LIN Common Stock at any time from and including June 7, 1989 through and including March 5, 1990 (the "LIN Settlement"). As part of the LIN Settlement, the LIN Class released all claims relating to or arising out of the acquisition of LIN by McCaw, including all claims relating to or arising out of the PMVG.

          On November 4, 1992, McCaw and AT&T Corp. ("AT&T"), which is principally engaged in global information movement and management, financial services and leasing, announced publicly that they were discussing a proposed strategic alliance, including a significant investment by AT&T in McCaw, the purchase by AT&T from McCaw's controlling stockholders of an option to obtain voting control of McCaw and the grant by AT&T to McCaw of a 99-year license to use the AT&T service mark on McCaw's wireless services. Discussions with respect to the proposed alliance continued through 1992 and the first half of 1993. Officers of McCaw periodically reported to the LIN Board on the status of the negotiations with respect to the proposed AT&T/ McCaw alliance.

          In July 1993, AT&T representatives informed McCaw representatives that AT&T wished to explore the desirability and feasibility of a merger as a possible alternative to the proposed strategic alliance. On August 14, 1993, AT&T made a merger proposal to McCaw, and the terms thereof were negotiated on August 14 and 15, 1993. On August 15, 1993, the proposed merger was approved by the Boards of Directors of AT&T and McCaw. On August 16, 1993, AT&T and McCaw executed a merger agreement providing for the merger of McCaw and a subsidiary of AT&T (the "AT&T/McCaw Merger"). On September 19, 1994, the AT&T/McCaw Merger was consummated, and AT&T acquired all of the outstanding shares of McCaw in exchange for shares of common stock, par value $1.00 per share, of AT&T. Neither AT&T nor any of its subsidiaries has acquired any LIN Common Shares except indirectly through its acquisition of McCaw in such merger. At the time of AT&T's acquisition of McCaw, there were five McCaw designees, in addition to the three LIN Independent Directors, on the LIN Board. Subsequent to that acquisition, two of the five McCaw designees resigned from the LIN Board, the size of the LIN Board was increased by three and five persons employed by AT&T were elected to the LIN Board.

          As required by the PMVG, a process commenced on January 1, 1995 to determine the private market value per LIN Common Share. Pursuant to a provision in the PMVG, McCaw and the LIN Independent Directors each designated nationally recognized investment banking firms to determine such firms' views of the private market value per LIN Common Share as defined in the PMVG. The LIN Independent Directors designated Bear, Stearns & Co. Inc. ("Bear Stearns") and Lehman Brothers Inc. ("Lehman Brothers"), acting jointly, for this purpose; McCaw designated Morgan Stanley & Co. Incorporated ("Morgan Stanley"). The PMVG defines private market value per LIN Common Share as "the private market price per [LIN Common] Share (including control premium) that an unrelated third party would pay if it were to acquire all outstanding [LIN Common] Shares (including the [LIN Common] Shares held by [McCaw] and its affiliates) in an arm's-length transaction, assuming that [LIN] was being sold in a manner designed to attract all possible participants (including the Regional Bell Operating Companies) and to maximize stockholder value, including if necessary through the sale or other disposition (including tax-free spinoffs, if possible) of businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers (e.g., the Regional Bell Operating Companies)."

          Bear Stearns and Lehman Brothers and Morgan Stanley conducted due diligence with respect to LIN, including reviewing various sets of projections for LIN from LIN management and from McCaw management. Each of the investment banking firms also conducted various analyses to determine their views of the private market value of LIN, including a discounted cash flow analysis; an analysis of selected precedent transactions; an analysis of potential purchasers; and an analysis of the public trading prices of the shares of comparable companies. In accordance with the instructions of both McCaw and the LIN Independent Directors, Morgan Stanley and Bear Stearns and Lehman Brothers did not solicit third-party interest with respect to an acquisition of all or any part of LIN.

          Pursuant to the PMVG, on January 31, 1995, Morgan Stanley and Bear Stearns and Lehman Brothers exchanged their initial views as to the private market value per LIN Common Share. The initial view of Morgan Stanley was that the private market value per LIN Common Share was $100. The initial view of Bear Stearns and Lehman Brothers was that the private market value per LIN common Share was $162, assuming a closing date for an acquisition of LIN of June 30, 1995. As contemplated by the PMVG, at their January 31, 1995 meeting and during the period from January 31, 1995 to February 15, 1995, Morgan Stanley and Bear Stearns and Lehman Brothers consulted with one another with respect to these views, which included discussion of the methodologies employed by each of the firms in reaching their initial views.

          On February 15, 1995, Morgan Stanley and Bear Stearns and Lehman Brothers delivered their final views as to the private market value per LIN Common Share. The final view of Morgan Stanley was that the private market value per LIN Common Share was $105, assuming a closing date for an acquisition of LIN of no earlier than June 30, 1995. The final view of Bear Stearns and Lehman Brothers was that the private market value per LIN Common Share was $155, assuming a closing date for an acquisition of LIN of June 30, 1995. On February 15, 1995, the last trading day prior to the public announcement of the final views of Morgan Stanley and Bear Stearns and Lehman Brothers, the high and low sales price per LIN Common Share on the Nasdaq National Market were $141 and $138 , respectively. On February 16, 1995, the day that the final views were disclosed, the high and low sales prices were $132 and $129 per LIN Common Share, respectively.

          Under the PMVG, because the final view of Bear Stearns and Lehman Brothers was more than 110% of the final view of Morgan Stanley, the investment banking firms were required to agree upon and jointly designate another investment banking firm of recognized national standing to determine the private market value per LIN Common Share. Pursuant to these provisions, on February 17, 1995, Wasserstein Perella, an independent nationally recognized investment banking firm unaffiliated with AT&T, McCaw and LIN, was engaged for this purpose.

          Wasserstein Perella was provided with written presentations from Morgan Stanley and Bear Stearns and Lehman Brothers; conducted due diligence with respect to LIN, including reviewing varying projections from LIN management and McCaw management and other written materials and conducting interviews with LIN management and McCaw management; conducted two lengthy meetings with representatives of Morgan Stanley, Bear Stearns and Lehman Brothers and counsel for McCaw and the LIN Independent Directors, at which extensive presentations were made; received legal advice with respect to the proper interpretation of the PMVG and other related issues; and conducted its own analyses of the private market value per LIN Common Share. The legal advice provided to Wasserstein Perella by its counsel included advice as to whether, in determining the private market value in accordance with the definition of private market value contained in the PMVG, AT&T and McCaw should be considered as potential buyers, an issue as to which McCaw and the LIN Independent Directors had a difference of views. Wasserstein Perella's counsel concluded that, under this definition, AT&T and McCaw should not be considered potential buyers.

          On March 7, 1995, Wasserstein Perella determined that the private market value per LIN Common Share, as defined under the PMVG, is $127.50. Under the formula set forth in the PMVG, $127.50 per LIN Common Share is the Private Market Price as defined under the PMVG, because this amount is more than onethird and less than two-thirds of the way between the $105 per LIN Common Share and the $155 per LIN Common Share determined by Morgan Stanley, and by Bear Stearns and Lehman Brothers, respectively, as the private market value per LIN Common Share. If Wasserstein Perella's determination were not in this middle range, the Private Market Price would have been the average of Wasserstein Perella's determination and the closer of the other two appraisals, but not more than the higher view ($155) nor less than the lower view ($105). On March 7, 1995, the last trading day prior to the public announcement of Wasserstein Perella's determination as to the private market value per LIN Common Share, the high and low sales prices per LIN Common Share on the Nasdaq National Market were $130.25 and $128.25, respectively.

          Pursuant to the PMVG, McCaw was given 45 days to determine whether it desired to proceed with an acquisition of all the publicly held LIN common shares (the "LIN Public Shares") at the Private Market Price. Under the PMVG, if McCaw decided to proceed, it was required to enter into an agreement with LIN for such acquisition. If McCaw decided not to proceed, the PMVG would require McCaw to put LIN up for sale in its entirety under the direction of the LIN Independent Directors in a manner intended to maximize value for all LIN Common Shares.

          On April 7, 1995, McCaw determined that it desired to proceed with an acquisition of the LIN Public Shares at the Private Market Price of $127.50 per LIN Common Share (the "Original Merger"). On April 6, 1995, the last trading day prior to the public announcement of McCaw's determination, the high and low sales prices per LIN Common Share on the Nasdaq National Market were $122.25 and $121.50, respectively. Subsequent to McCaw's determination, representatives of the LIN Independent Directors had discussions with representatives of McCaw with respect to the terms on which the LIN Independent Directors would be willing to vote in favor of, or abstain with respect to, the acquisition of the LIN Public Shares by McCaw pursuant to the PMVG. These discussions focused on: (i) the possibility of McCaw increasing the price at which it would acquire the LIN Public Shares and/or adding an accretion to the purchase price in the event the Original Merger closed after June 30, 1995; (ii) certain requested changes in the text of a draft of a proposed merger agreement, including adding a guarantee from AT&T and a representation that the funds for the purchase of the LIN Public Shares would be provided by AT&T in the form of a capital contribution and narrowing or eliminating the condition to McCaw's obligation to consummate the Original Merger that there be no pending litigation challenging the Original Merger or the PMVG; and (iii) the possibility of seeking a fairness opinion from Wasserstein Perella or another investment banking firm.

          Following discussions between the representatives of the LIN Independent Directors and of McCaw, on April 28, 1995, the LIN Board met to consider a proposed form of merger agreement (the "Original Merger Agreement"). At this meeting, the LIN Board heard presentations from and asked questions of representatives of Morgan Stanley, Bear Stearns, Lehman Brothers, and Wasserstein Perella; heard presentations on the background of the PMVG, the terms of the proposed Original Merger Agreement and the status of pending litigation; and were advised by counsel with respect to their duties under Delaware law. The LIN Board then approved the Original Merger Agreement and the Original Merger by a vote of six to three, with two directors abstaining. The three LIN Independent Directors each voted no on the proposal to approve the Original Merger Agreement presented to the LIN Board. Following the meeting of the LIN Board, McCaw, MMM Holdings, Inc. ("MMM"), a wholly-owned subsidiary of McCaw, MMM Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of MMM, and LIN entered into the Original Merger Agreement. The purpose of the Original Merger was to effect the acquisition of all the LIN Public Shares by McCaw, as contemplated by the PMVG.

          A number of putative class action lawsuits challenging the Original Merger and the PMVG process were filed in several jurisdictions. There is now pending the Delaware action, which is entitled In re LIN Broadcasting Corporation Shareholders Litigation, Consolidated C.A. No. 14039, in the Court of Chancery of the State of Delaware, New Castle County, and the actions entitled Katz v. Robert F. Allen, et al., Index No. 95-104259, Luke v. Wasserstein Perella & Co., et al., Index No. 95-105973, and Frank v. Alberg, et al., Index No. 95-108949, in the Supreme Court of the State of New York, County of New York (the "New York State Court Actions") (collectively, the "Actions"). The Actions were filed as putative class actions on behalf of holders of LIN Common Shares, naming as defendants AT&T, McCaw, MMM, certain individual officers and directors of AT&T, McCaw and LIN (collectively, the "Individual Defendants"), Wasserstein Perella, and Morgan Stanley. The Actions variously seek injunctive relief, monetary damages and/or rescission on the grounds that the conduct of the various defendants in connection with the LIN Board's facilitation of AT&T's acquisition of McCaw, the proposed plan of merger among LIN, McCaw and two subsidiaries of McCaw and the determination of the private market value of the LIN Common Shares pursuant to the PMVG, constitutes, inter alia, a breach of the PMVG, unjust enrichment, and a breach of fiduciary duties.

          Another action, Newman v. McCaw Cellular Communications and AT&T Corp., C.A. No. 95 Civ. 1583, in the United States District Court for the Southern District of New York (the "Federal Action"), that asserted certain federal claims, was voluntarily dismissed without prejudice on June 22, 1995 pursuant to the filing of plaintiff's Notice of Voluntary Dismissal dated June 21, 1995, in which plaintiff stated that based on facts learned from defendants' counsel subsequent to the commencement of the action, plaintiff no longer believed it could prevail on its claims.

          Under the Original Merger Agreement, one of the conditions to McCaw's obligation to consummate the Merger was that no litigation be pending that questioned the validity or legality of the PMVG or the proceedings thereunder or of the Original Merger Agreement or the transactions contemplated thereby, or which imposes or could impose any remedy, condition or restriction in connection therewith unacceptable to McCaw.
The litigation described above, if left pending, would have caused that condition not to be satisfied. That condition could, however, be waived by McCaw.

          Following plaintiffs' counsel's extensive factual investigation, document discovery and consultation with experts, arm's-length negotiations commenced between plaintiffs' counsel and counsel for AT&T. On June 22, 1995, the parties executed a Memorandum of Understanding (the "Memorandum of Understanding"), which contemplated the settlement of the Actions and all claims that have been or could have been the subject of the Actions (the "Settlement"), on the terms and subject to the conditions set forth below. The Memorandum of Understanding was subject to:
(a) the drafting and execution of an appropriate Stipulation and such other documentation as may be required to obtain final Court approval of the Settlement; (b) the completion by plaintiffs of appropriate discovery in the Actions reasonably satisfactory to plaintiffs' counsel; (c) final Court approval of the Settlement and dismissal of the Actions with prejudice and without awarding costs to any party (except as provided on page 12 below); (d) the approval of the LIN Independent Directors; and (e) the receipt of a fairness opinion from a mutually acceptable investment banking firm. The Memorandum of Understanding was to be null and void and of no force and effect were any of these conditions not met or should plaintiffs' counsel have determined after completion of discovery that the Settlement was not fair and reasonable.

          At a meeting on June 30, 1995, the LIN Board of Directors considered a proposed amended and restated merger agreement (the "Merger Agreement") that reflected the terms of the Memorandum of Understanding. The LIN Board also received the opinion and financial presentation of Wasserstein Perella, the agreed-to mutually-acceptable investment banking firm, to the effect that the increased consideration as provided in the Merger Agreement is fair from a financial point of view to the LIN Public Stockholders. As contemplated by the Memorandum of Understanding as a condition to the Settlement, the LIN Independent Directors joined in the unanimous approval by the LIN Board of Directors of the Merger Agreement and the Merger contemplated thereby (the "Merger") and indicated their acceptance of the Memorandum of Understanding setting forth the terms of the proposed litigation Settlement. The LIN Independent Directors have also assented to the scheduled conversion of certain cellular systems of LIN and its subsidiaries to provide equal access for long distance carriers and the use by LIN and its subsidiaries of the AT&T service mark in the marketing of certain services pending the Merger.

          Plaintiffs in the Actions, through their counsel, have completed appropriate discovery and have deemed the terms and conditions of the Settlement are fair, reasonable, and in the best interests of the LIN Public Stockholders. In reaching this conclusion, plaintiffs and their attorneys have represented to the Court that they have taken into account, among other things, the risks of litigation and the substantial benefits the Settlement will confer on LIN Public Stockholders and the members of the Settlement Class (as defined below). Defendants have represented to the Court that they believe that it is in the best interests of all parties that the Actions be settled and dismissed, because such settlement would avoid the time, expense and risks associated with further litigation and would allow repose of the Settled Claims, as defined below.



                    CLASS ACTION DETERMINATION

          The Hearing Order provides that the Delaware Action shall be maintained as a class action, for purposes of settlement only, by the plaintiffs as class representatives and by their counsel as class counsel, pursuant to Chancery Court Rules 23(a) and 23(b)(1) and 23(b)(2), on behalf of a class consisting of all record holders and beneficial owners of LIN common stock, and their successors in interest, immediate or remote, at any time on or after January 1, 1995 up through and including the Effective Time of the Merger (as defined below), including those who have sold their LIN shares and thus no longer are current LIN shareholders (the "Settlement Class"). Excluded from the Settlement Class are the defendants herein, members of the immediate family of each of the individual defendants, any person, firm, trust, corporation, officer, director or other individual or entity in which any defendant has a controlling interest or which is related to or affiliated with any of the defendants and the legal representatives, heirs, successors in interest or assigns of any such excluded party.


                          THE SETTLEMENT

          Pursuant to the proposed Settlement, defendants have agreed that, in consideration for the dismissal of the Actions and the release and settlement of the Settled Claims (as defined below), instead of the Original Merger, McCaw will pay in the Merger $129.50 in cash per LIN Common Share, plus the Additional Amount (as defined below), if any, plus the Accretion Amount (as defined below), if any (collectively, the "Merger Consideration"). The term "Additional Amount" means $0.25 less an amount equal to (x) the excess over $4 million of the total fee awarded by a final and nonappealable order of the Delaware Chancery Court to the plaintiffs' attorneys in connection with the litigation Settlement (as described on page 12 below), divided by (y) the number of LIN Common Shares issued and outstanding immediately prior to the Effective Time (as described below), other than LIN Common Shares owned by McCaw or any of its wholly-owned subsidiaries and LIN Common Shares held in the treasury of LIN or by any wholly-owned subsidiary of LIN. The term "Accretion Amount" means an amount, if any, equal to the amount of simple interest that would accrue on $129.50 plus the Additional Amount (if any) at a rate of five and one-half percent (5.5%) per annum from, but not including, September 15, 1995 through, and including the date upon which the closing of the Merger (the "Closing") occurs. The term "Effective Time" is the date upon which the Merger will be consummated and become effective, which will be on the date and at the time at which the certificate of merger to be filed pursuant to the General Corporation Law of the State of Delaware is accepted for filing by the Secretary of State of the State of Delaware or such later date and time as may be specified, with the approval of LIN and McCaw, in such certificate of merger. The LIN public stockholders will continue to be stockholders of LIN until the Effective Time. The Merger Consideration (before the Accretion Amount) constitutes from $2.00 to $2.25 per LIN Common Share above the private market value determined pursuant to the PMVG, representing an aggregate increase of from $50 to $55 million over the Private Market Price.

          In consideration of the foregoing, pursuant to the proposed Settlement plaintiffs in the Actions filed a consolidated amended complaint in the Delaware Action which, among other things, incorporates the allegations made in the New York State Court Actions. The parties to the respective Actions will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Delaware Action with prejudice as to all claims asserted in the Actions as against the named plaintiffs and the Settlement Class with no right to opt-out of the Settlement and without costs to any party (except as provided on page __ below) and are in the process of obtaining Orders and Judgments in each of the New York State Court Actions dismissing those actions without prejudice and without costs. As used herein, "final Court approval" of the Settlement means that the Delaware Court of Chancery has entered an order dismissing the Delaware Action with prejudice in accordance with the terms provided in the Settlement and the order is finally affirmed on appeal or is no longer subject to appeal.

          The Stipulation provides that, if the Settlement is approved by the Court, all claims, rights and causes of action (state or federal), including but not limited to claims arising under the federal securities laws, the rules or regulations promulgated thereunder, or otherwise, whether known or unknown that are, could have been or might in the future be asserted by any of the plaintiffs or any member of the Settlement Class, whether directly, derivatively, representatively or in any other capacity against defendants and their predecessors, successors, parents, subsidiaries, affiliates and agents (including, without limitation, any investment bankers or attorneys and any past, present or future officers, directors or employees of defendants and their predecessors, successors, parents, subsidiaries, affiliates and agents) which have been, or could have been, asserted relating to the Original Merger Agreement, the Merger Agreement, the Original Merger, the Merger, the actions of the LIN Board of Directors and the Individual Director Defendants relating to the AT&T/McCaw Merger, the PMVG, the proxy statement, the actions of the Board of Directors of AT&T, McCaw or LIN and the Individual Director Defendants relating to the Original Merger, the Merger, the Original Merger Agreement, the Merger Agreement, or any of the transactions, disclosures, facts and allegations that are the subject of the Actions (except for appraisal rights pursuant to Delaware General Corporation Law
262) (the "Settled Claims"), shall be compromised, settled, released, and discharged with prejudice.


                      REASONS FOR SETTLEMENT

          As a result of extensive investigation of the facts and examination of applicable law, plaintiffs and their attorneys in the Actions have concluded that it is desirable and in the best interests of the Settlement Class to settle the litigation upon the terms and conditions set forth in the Stipulation of Settlement. In reaching their conclusion to settle the Actions on the terms negotiated, plaintiffs and their attorneys have concluded that the terms and conditions of the proposed Settlement are fair, reasonable and adequate, and have agreed to settle the Actions, pursuant to the terms and provisions of the Stipulation, after considering: (i) the substantial monetary benefits that LIN shareholders will receive pursuant to the Settlement; (ii) the attendant risks and delays of continued litigation; and (iii) uncertainties relating to proof of the allegations asserted in the Actions.


                 DEFENDANTS' DENIAL OF LIABILITY

          Defendants have denied and continue to deny vigorously that they have committed or attempted to commit any violations of law or breaches of duty to LIN or its stockholders. Defendants are entering into the Stipulation solely because the proposed Settlement as described above would: (i) eliminate the burden, expense, inconvenience, risks and distraction of further litigation; and (ii) put the Settled Claims to rest.



                        NOTICE OF HEARING

          Notice is hereby given that a hearing will be held before the Court in the Daniel L. Herrman Courthouse, 11th and King Streets, Wilmington, Delaware, on September 15, 1995, at 2:30 p.m. (the "Hearing") (or at such adjourned time as the Delaware Court may, without further notice, direct) to determine:
(a) the fairness, reasonableness, and adequacy of the terms of the Stipulation of Settlement; and (b) whether an order and final judgment should be entered approving the proposed settlement and compromise and dismissing on the merits and with prejudice the Delaware Action against the defendants and to hear plaintiffs' application for an order allowing payment to plaintiffs in the Delaware Action for reasonable attorneys' fees and expenses in connection with the Delaware Action, as more fully described below under the heading "Attorneys' Fees And Expenses."

          The Delaware Court has reserved the right to adjourn the Hearing from time to time at such hearing or any adjournment thereof, by announcement at the Hearing or any adjournment thereof. The Delaware Court has also reserved the right to approve the Stipulation of Settlement, with or without modifications, and to enter its final judgment dismissing the Delaware Action as to defendants on the merits and with prejudice and to approve the payments of plaintiffs' attorneys' fees and expenses without any further notice of any kind.


                         RIGHT TO APPEAR

          Any member of the Settlement Class who objects to the Class determination, the Stipulation, the Settlement, the judgment to be entered herein, or the award of attorneys' fees and expenses to plaintiffs' counsel, or who otherwise wishes to be heard, may appear in person or by his attorney at the Hearing and present any evidence or argument that may be proper and relevant. However, no such person shall be heard and no papers, briefs, pleadings, or other documents submitted by any person shall be received and considered by the Delaware Court (unless the Delaware Court in its discretion shall thereafter otherwise direct, upon application of such person and for good cause shown), unless no later than ten (10) days prior to the Hearing directed herein to be held on September 15, 1995, such persons shall file with the Register in Chancery, Daniel L. Herrman Courthouse, 11th and King Streets, Wilmington, Delaware 19801 and, before such filing, shall serve upon:


                             Joseph A. Rosenthal
                             ROSENTHAL, MONHAIT, GROSS
                               & GODDESS, P.A.
                             First Federal Plaza
                             Post Office Box 1070
                             Wilmington, DE  19899-1070

                             David McBride
                             YOUNG, CONAWAY, STARGATT & TAYLOR
                             1100 North Market Street
                             Wilmington Trust Center
                             Wilmington, DE  19801

                             A. Gilchrist Sparks III
                             MORRIS, NICHOLS ARSHT & TUNNEL
                             1201 North Market Street
                             Post Office Box 11347
                             Wilmington, DE  19899-1347


         (a) notice of intention to appear; (b) a detailed statement of such person's specific objections to any matter before the Court; (c) proof of membership in the Settlement Class; and (d) the grounds for such objections and any reasons why such person desires to appear and to be heard, as well as all documents or writings which such person desires the Delaware Court to consider.

          Unless the Delaware Court otherwise directs, no person shall be entitled to object to the Class Action determination, the approval of the Stipulation of Settlement, the Settlement, the judgment to be entered herein, or the award of attorneys' fees and expenses to plaintiffs' counsel, or otherwise to be heard, except by serving and filing written objections as described above. Any person who fails to object in the manner prescribed above shall be deemed to have waived such objections and shall be forever barred from raising such objection in this or any other action or proceeding.

          As noted above, the parties to the Actions are in the process of obtaining the dismissal of each of New York State Court Actions without prejudice and without costs. It is anticipated that no further notice to any class of LIN shareholders will be required or given in connection with procuring the dismissal of the New York State Court Actions. Accordingly, any party objecting to the dismissal of the claims asserted in the New York State Court Actions should appear and object to the approval of this Settlement in accordance with the procedures described above.


                   ATTORNEYS' FEES AND EXPENSES

          Plaintiffs' counsel intend to apply to the Delaware Court for an award of attorneys' fees and reasonable out-of-pocket disbursements (together, the "Fees") on the basis of the benefits provided by the Settlement, which, as noted above, represent an aggregate increase in the Merger Consideration (before the Accretion Amount) of from $50 to $55 million. Subject to the terms and conditions of the Stipulation, plaintiffs' counsel will apply for Fees of up to $4 million plus $.25 per LIN Merger Share (together with any interest as provided below), which will not be opposed by the parties or the Released Persons. "LIN Merger Shares" means the LIN Common Shares issued and outstanding immediately prior to the Effective Time, other than LIN Common Shares owned by McCaw or any of its wholly owned subsidiaries and LIN Common Shares held in the treasury of LIN or by any wholly owned subsidiary of LIN.

          If final Court approval of the Settlement is obtained and the Delaware Court awards total Fees of $4 million or less by a final and nonappealable order, McCaw will pay that amount to the plaintiffs' attorneys and an additional $.25 per LIN Merger Share (plus any portion of the Accretion Amount allocable to the $.25 per LIN Merger Share) will be paid to the LIN public stockholders as additional Merger Consideration. If final Court approval of the Settlement is obtained and the Delaware Court finally awards total Fees of more than $4 million, McCaw will pay that amount to the plaintiffs' attorneys, the amount in excess of $4 million will be deducted from the $.25 per LIN Merger Share (together with any portion of the Accretion Amount allocable to the $.25 per LIN Merger Share) and, if any amount remains after such deduction, the remaining amount will be paid to the LIN public stockholders as additional Merger Consideration. Regardless of the amount of the Fees that are finally awarded, LIN public stockholders will receive at least $2 per LIN Common Share more in the Merger than was provided in the Original Merger Agreement approved by the LIN Board. The obligation of McCaw to pay the Fees in either such event is conditioned upon the dismissal of each of the New York State Court Actions.

          If final Court approval of the Settlement is obtained and all other conditions to the Merger are satisfied or waived but the amount of the Fees has not been approved by a final Court order, McCaw will close the Merger and pay $129.50 per LIN Merger Share plus the Accretion Amount allocable to the $129.50 per LIN Merger Share, if any, in the Merger. In such case, McCaw will deposit $.25 per LIN Merger Share on the date of the Closing (together with any portion of the Accretion Amount allocable to said amount) into an interest bearing account. Following final Court determination of the Fees, the amount in such account (including pro rata interest) will be paid in accordance with the order of the Court to the plaintiffs' attorneys and the balance, if any, will be paid to the LIN public stockholders who receive the Merger Consideration. The obligation of McCaw to pay the Fees in such event is conditioned upon the dismissal of each of the New York State Court Actions.

          In the event that the Merger is consummated and, for whatever reason, plaintiffs' counsel is not yet entitled to the payment of the Fees, McCaw will, within five days after the consummation of the Merger, deposit the lesser of $4 million or, in the event an award has been made, the amount of Fees awarded by the Delaware Court into a separate interest bearing escrow account. Within five days after plaintiffs' counsel is entitled to the Fees, McCaw will cause the amount finally awarded by the Court, together with the interest allocable to the amount awarded, to be paid to plaintiffs' counsel.


                   CONDITIONS OF THE SETTLEMENT

          The Stipulation provides that the parties have the option to withdraw from the Settlement in the event that: (a) the Order and Final Judgment called for in the Stipulation is not entered substantially in the form specified therein (including such modifications thereto as may be ordered by the Delaware Court with the consent of the parties); (b) the Settlement is not approved by the Delaware Court; or (c) such Order is reversed or substantially modified upon appeal. The Settlement is further conditioned upon consummation of the Merger, and will not be binding upon any party if the Merger Agreement is terminated in accordance with its terms. AT&T and McCaw have the option to withdraw from the Settlement in the event that the Merger is terminated or in the event that final Court approval of the Settlement is not obtained by November 30, 1995. Plaintiffs have the option to withdraw from the Settlement in the event that the final proxy statement issued by LIN in connection with the Merger is not substantially in the form in which it was filed by LIN with the Securities and Exchange Commission ("SEC") on July 10, 1995, excluding any changes made by LIN in response to comments from the SEC and any other changes reasonably satisfactory to the Co-Chairs of the Plaintiffs' Executive Committee.

          In the event any option to withdraw from the Settlement is exercised by any party (as provided for in the Stipulation), or if the Stipulation of Settlement and the Settlement are not approved by the Delaware Court or shall not become effective for any reason whatsoever, the Stipulation of Settlement, the Settlement provided therein (including any modification thereto made with the consent of the parties), and any actions taken in connection therewith will be terminated and will become void and have no further force and effect, except for the obligation of McCaw to pay for any expenses incurred in connection with this Notice.


           SCOPE OF THIS NOTICE AND FURTHER INFORMATION


          The foregoing description of the Delaware Court's Hearing Order, the Delaware and New York State Court Actions, the terms of the Stipulation of Settlement, and other matters described herein are only summaries. For the full details of the Delaware Action, and the terms and conditions of the Settlement, you are referred to the Stipulation of Settlement, and the other documents on file with the Delaware Court, Daniel L. Herrman Courthouse, 11th and King Streets, Wilmington, Delaware. For the full details of the New York State Court Actions, you are referred to the Complaints and the other documents on file in those Actions with the New York Court, 60 Centre Street, New York, New York.

           Questions or communications concerning the Settlement may be directed in writing to counsel for the plaintiffs, by contacting: Lester L. Levy Sr., Wolf Popper Ross Wolf & Jones, L.L.P., 845 Third Avenue, New York, NY 10022, or Stanley D. Bernstein, Bernstein Liebhard & Lifshitz, 274 Madison Avenue, New York, NY 10016, Co-Chairs of the Plaintiffs' Executive Committee.




Dated:  Wilmington, Delaware
        July 28, 1995.


                              /s/  John D. Kelly, III
                              -------------------------------
                              John D. Kelly, III, Register In
                              Chancery, Court of Chancery of
                              The State Of Delaware In And
                              For New Castle County